UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                 Franklin Financial Services Corporation
                        (Name of Issuer)

                 Common Stock ($1.00 Par Value)
                 (Title of Class of Securities)

                           353525108
                         (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     The text of the notes appearing at the bottom of the cover page and above the signature of Amendment No. 8 to Schedule 13G filed by the Farmers and Merchants Trust Company of Chambersburg Trust Department on February 13, 1998 is amended to read as follows:

          Share totals have been adjusted to reflect the three for two stock split in the form of a 50% stock dividend distributed on February 3, 1998.




                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FARMERS AND MERCHANTS TRUST
                                   COMPANY OF CHAMBERSBURG TRUST
                                   DEPARTMENT


Date:  February 19, 1998           By:/s/ Allen C. Rebok
                                      Allen C. Rebok, Vice President